

THE
SUPERMARKET REIT

Forward Looking Statements

Certain matters discussed in this presentation constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include the failure to close the proposed Centrefund Realty (U.S.) Corporation ("CEFUS") and United Investors Realty Trust ("UIRT") transactions; changes in macro-economic conditions and the demand for retail space in Florida and Texas; the continuing financial success of Equity One's, CEFUS' and UIRT's current and prospective tenants; Equity One's ability to successfully integrate the operations of CEFUS and UIRT into the Equity One organization; Equity One's ability to realize economies of scale; continuing supply constraints in Equity One's, CEFUS' and UIRT's current markets; and other risks, which are described in Equity One's and UIRT's Form 10-K and most recent Form 10-Q, which are on file with the Securities and Exchange Commission and which will be set forth in the securities filings regarding the proposed transactions.

Corporate Overview

- Self-managed Florida-based supermarket-anchored shopping center REIT

- 33 properties; 3.3 million square feet

- $263MM total market capitalization (2001 Q1)

- Two pending strategic transactions

    - Centrefund ($280 million)

    - UIRT ($155 million)

Superior Demographics
Florida vs. U.S. (1998–2003)



Emphasis on Anchor Tenants

Annual Minimum Rent



24%

16%

60%

Leased GLA



32%

42%

26%

■ Supermarkets   □ Other Anchors
■ Local Tenants

Supermarkets are the Most Desirable Anchor Type

- Sale of necessity items and services generates steady "recession-proof" and "internet-proof" traffic

- Safe and growing cash flow from creditworthy anchors

- Long-term supermarket lease structure (20-year initial term)

    - Only one renewal before 2004

- Low local tenant turnover

90% of Equity One's owned GLA is in supermarket centers

Supermarket Sales per Square Foot Increased 4.4% in 2000



The Shoppes of North Port
Recent Acquisition

- Acquired December 5, 2000 for $7.25 million; assumed $4.4 million of 6.65% financing

- Down-REIT transaction

- $700,000 NOI
  - 9.7% cap rate
  - 14.4% leveraged return

- 84,705 square feet
  - 48,890 square foot Publix supermarket
  - 97.4% leased

- Located in North Port, Florida approximately 34 miles south of Sarasota; built in 1991



Active Development Program

- 184,152 sq. ft.   completed at two new and three existing supermarket centers

- 45,000 sq. ft.   under development at one existing supermarket center

- 430,000 sq. ft.   to be built adjacent to ten existing centers

- 130,000 sq. ft.   to be built in two new centers in 2002-2003

Up to 604,000 new developments by year-end 2003

19% increase in existing GLA

Experienced Management Team



Chaim Katzman
Chairman & CEO

Doron Valero
President & COO

Howard Sipzner
CFO & Treasurer

Alan Merkur
Vice President &
Director of Acquisitions

Barbara Miller
Vice President &
Head of Property Management

Alan Marcus
External Counsel &
Corporate Secretary

Randy Flick
Head of Development

**Drew Margol, Doug Wolfe,
Bram Scoler**
Leasing

Peter Sackmann
Chief Controller

Michele Guard
Investor Relations

OVER 22+ YEARS AVERAGE REAL ESTATE EXPERIENCE

Conservative Credit Profile

47% Leverage / 3.1 Interest Coverage Ratio



Increased the Dividend <u>and</u> Reduced FFO Payout Ratio



*   1999 quarterly dividend was increased to $0.26 in the third quarter.

** The 78.7% payout ratio represents the $0.26 first quarter 2001 dividend divided by the $0.33 first quarter 2001 FFO/share. The first quarter 2001 dividend has been annualized for presentation purposes.

Current Ownership Profile



Retail
17%

Mutual Funds
2%

Insiders
6%

Alony Hetz
8%

Institutions
4%

Affiliates
63%

High Insider/Affiliated Ownership Promotes Alignment of Shareholder and Management Interests

Centrefund Transaction (CEFUS)

- **28 properties**
  - 16 Texas, 12 Florida
  - 3.1 million square feet (1.9 MM TX, 1.2 MM FL)

- **9 joint venture interests**

- **$280 million transaction**
  - 10.5 million shares EQY @ $11.49
  - $157 million debt assumption/replacement

- **Double Equity One size (properties, SF, assets)**

- **Establish Texas presence**

- **#3 Florida shopping center REIT**

- **$0.03 accretive to FFO/share in 2002**

United Investors Realty Trust Transaction (UIRT)

- **24 properties, 1 JV Interest**
    - 16 TX, 5 FL, 3 AZ, 1 TN
    - 3.0 million square feet (2.2 million square feet owned)
- **$7.30 per UIRT share**
- **$155 million transaction**
    - 50% stock = 2.8 million shares EQY @ $11.90
        - $11.30 to $12.50 collar
    - 50% cash = $33 million new debt
    - $82 million debt assumption/replacement
- **Enhances Florida-Texas platform**
- **$0.05 accretive to FFO/share in 2002**

EQY Properties


Equity One


Centrefund


United Investors Realty Trust

EQY / CEFUS Properties



Equity One

Centrefund

United Investors Realty Trust

EQY / CEFUS / UIRT Properties



- 🟢 **Equity One**
- 🟡 **Centrefund**
- 🔴 **United Investors Realty Trust**

Portfolio Characteristics

	EQY	EQY/ CEFUS	EQY/CEFUS/ UIRT
Number of Properties	**33**	**61**	**85**
Florida	33	45	49
Texas	0	16	32
Other	0	0	4
Square Footage (000s)	**3,282**	**6,494**	**8,625**
Florida	3,282	4,530	5,158
Texas	0	1,964	3,023
Other	0	0	444
Occupancy	**95%**	**90%**	**88%**
% Supermarket-anchored	**90.2%**	**69.6%**	**65.2%**
Top 10 Tenants % of AMR	**33.0%**	**24.2%**	**20.1%**

Note: Count and square footage excludes 9 CEFUS and 1 UIRT joint venture interest

M&A Operating Strategies

- **Increase supermarket-anchored %**
    - Re-tenanting initiatives and/or asset sales

- **Sell non-core assets**
    - CEFUS: 1 mixed-use office/retail asset
    - UIRT: 3 Arizona and 1 Tennessee assets

- **Rationalize JV interests via asset swaps**

- **Significant vacancy lease-up opportunity**
    - EQY/CEFUS/UIRT: 1,000,000 square feet
    - EQY alone: 150,000 square feet

- **Geographic concentration = efficient operations**
    - South Florida
    - Jacksonville
    - Orlando
    - Houston
    - Dallas

Year-end 2001
Balance Sheet Projections

(in MM except per share and ratios)	EQY	EQY/ CEFUS	EQY/CEFUS/ UIRT
Total Assets (book)	**$256**	**$531**	**$684**
Total Debt	**$132**	**$293**	**$415**
Fixed Rate	100%	86%	76%
Floating Rate	0%	14%	24%
Equity Market Cap (@ $11.90)	**$173**	**$298**	**$332**
Number of Shares (diluted)	14.574	25.074	27.878
Leverage Ratios			
Total Assets (book)	**51%**	**55%**	**60%**
Total Market Cap	**43%**	**50%**	**56%**
Enterprise Value (9.5% cap) **(plus development assets)**	**40%**	**47%**	**53%**

Note: Assuming $20MM in EQY acquisitions in Q3 2001

4th Quarter 2001 <u>Annualized</u> Income Statement Projections

(in MM except per share and ratios)	EQY	EQY/ CEFUS	EQY/CEFUS/ UIRT
Total Revenues	$39	$75	$96
NOI	$30	$57	$72
EBITDA	$28	$54	$68
Interest	$9	$21	$29
FFO	$19	$33	$39
2001E FFO per share	$1.33-1.34	$1.34-1.35	$1.35-1.36
2002E FFO per share	$1.38-1.39	$1.42-1.43	$1.47-1.48
G&A : Revenues	7.1%	3.7%	3.3%
EBITDA : Interest Ratio (4Q '01E)	3.1	2.6	2.3

Note: Assuming $20MM in EQY acquisitions in Q3 2001

Financial Guidelines and Objectives

 **Maintain moderate leverage**

    1)   **Debt : greater (Value, Market Cap) <= 60%**

    2)   **EBITDA : Interest Coverage Ratio >=2.6**

           Asset sales

           Future equity offerings

 **Reduce Floating Rate Exposure**

     Asset sales

     Fixed rate financings

     Interest rate hedging

 **Increase Public Float and Equity Market Cap**

     Future equity offerings

     M&A transactions

     Additional research coverage

 **Target FFO Payout Ratio = 75%**

CEFUS 2002E Contribution Analysis

(10.5MM shares = 42% Equity Stake)

Revenue



NOI



EBITDA



Interest



FFO



GLA Contribution



UIRT 2002E Contribution Analysis

(2.8MM shares = 10% Equity Stake)

Revenue



UIRT
21%

EQY /
CEFUS
79%

NOI



UIRT
20%

EQY /
CEFUS
80%

EBITDA



UIRT
19%

EQY /
CEFUS
81%

Interest



UIRT
22%

EQY /
CEFUS
78%

FFO



UIRT
14%

EQY /
CEFUS
86%

GLA Contribution



UIRT
26%

EQY /
CEFUS
74%

Increased Tenant Diversification

(in 000s based on 3/31/01 annual minimum rent payments)

EQY/CEFUS/UIRT

Tenant	#	SF	AMR	%
Publix	15	608	$3,805	5.3%
Winn Dixie	11	504	3,192	4.4%
Randalls	4	199	1,432	2.0%
K Mart	3	258	1,269	1.8%
Kash N Karry	3	141	1,236	1.7%
Walgreens	9	160	1,126	1.6%
Eckerd	10	102	820	1.1%

Public REITs in Florida and Texas

Florida Shopping Center REITs	Number of Properties	GLA
1. Kimco Realty	55	6,909,008
2. Regency Centers	53	6,535,088
3. Equity One/CEFUS/UIRT	**49**	**5,158,000**
4. IRT	24	2,785,000
5. Developers Diversified	20	2,705,501

Texas Shopping Center REITs	Number of Properties	GLA
1. Weingarten Realty	54	6,108,000
2. Kimco Realty	35	5,254,598
3. Regency Centers	34	4,165,857
4. Equity One/CEFUS/UIRT	**32**	**3,023,000**
5. Developers Diversified	3	604,642

Equity One Highlights


#3 Florida, #4 Texas
Shopping Center REIT
Experienced
Management Team
Alignment of
Shareholder Interests
EQUITY
ONE
Local
Market Expertise
Healthy Balance
Sheet
Substantial
Internal Growth
Retenanting and
Lease-up Opportunities